EXHIBIT 99.4

NOTICE OF PROXY MATERIALS

Notice of Availability of Proxy Materials for

KIDOZ INC.

Annual General Meeting

Meeting Date and Location

When :	November 21, 2024, at 9:00 am (Pacific Time Zone)

Where :	Pacific Centre: Suite 1500, 701 West Georgia Street
Vancouver, BC, V7Y 1C6, Canada

Virtual by Zoom :

https://us02web.zoom.us/j/84304597134?pwd=eRmCrTaWQNukxaqwOpNkYXnOQu40vw.1

Meeting ID: 843 0459 7134

Password: 073129

You are receiving this notice to advise that the proxy materials for the above noted securityholders’ meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

https://investor.kidoz.net/category/company/agm/ OR

https://www.sedarplus.ca

How to Obtain Paper Copies of the Proxy Materials

Security holders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made to the Company. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than 9:00 a.m. PST on November 7, 2024. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

Request materials by calling Toll Free, within North America – 888-374-2163 or direct, from Outside of North America - +1 604-694-0300.

To obtain paper copies of the materials after the meeting date, please contact +1 604-694-0300

Security holder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1. Election of Directors - PROPOSAL NO. 1 - To elect the six director nominees to serve as directors of the Company until the 2025 Annual Meeting of Stockholders.

2. Appointment of Auditors - PROPOSAL NO. 2 – To appoint Auditors for the Company for the ensuing financial year and to authorize the directors to fix their remuneration.

3. Ratification of Existing Rolling Stock Option Plan - PROPOSAL NO. 3 – To consider, and if thought fit, ratify, confirm and approve, by an ordinary resolution, the 2024 Stock Option Plan.

4. Other Business - PROPOSAL NO. 4 – To transact such other business as may properly come before the meeting.

Voting

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE.

To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

Annual Financial statement delivery

●	Only Registered and Beneficial holders who opted to receive one.